United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated August 11, 2014 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	August 11, 2014

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	August 11, 2014

Consolidated Net Revenue grows to Rs.64,683 crores in Q1 of FY 2014-15

Consolidated Profit grows to Rs.5,398 crores

Mumbai, August 11, 2014

Consolidated Financial Results for the Quarter ended June 30, 2014

Tata Motors today reported Consolidated revenues (net of excise) of Rs.64,683 crores for the quarter, a growth of 38.2% over Rs.46,796 crores for the corresponding quarter of the previous year, despite a continuing weak operating and economic environment in the standalone business which was more than offset by strong demand for new products, growth in volumes, richer product mix and richer geographic mix at Jaguar Land Rover (JLR). The Consolidated Profit before tax for the quarter was Rs.7,528 crores, as compared to Rs.2,934 crores for the corresponding quarter of the previous year and the Consolidated Profit after tax (post minority interest and share of profit / (loss) of associates (net)) for the quarter was Rs.5,398 crores as compared to Rs.1,726 crores for the corresponding quarter of the previous year.

Tata Motors Stand-alone Financial Results for the Quarter ended June 30, 2014

The sales (including exports) of commercial and passenger vehicles for the quarter, stood at 1,10,612 units, a decline of 28.3% as compared to the corresponding quarter of the previous year. The revenues (net of excise) for the quarter stood at Rs.7,705 crores, as compared to Rs.9,105 crores for the corresponding quarter of the previous year. Continued slowdown in the economic growth and other macro- economic parameters continued to impact the demand for the entire auto industry in general and commercial vehicle industry in specific. The Commercial Vehicle industry declined in the quarter compared to the corresponding quarter last year, led by a fall of around 10% in the cyclical M&HCV segment and around 26% in the LCV segment. However, during the quarter the Company has launched the all-new range of Tata ULTRA trucks in the Intermediate and Light Commercial Vehicle (ILCV) range. These will come in several variants with payload capacity between 5 and 15 tonnes. In the Passenger Vehicle Business, the Company under the umbrella of HorizoNext launched the all-new Tata Aria with VARICOR 2.2 litre engine and other value added features. Further, Company has started the premiere and test drive events for the upcoming All-New Zest with extremely encouraging and positive response from all the sections including auto journalists, auto enthusiasts and all the sections of media.

Profit before and after tax for the quarter ended June 30, 2014 was Rs.394 crores and Rs.394 crores, respectively, against the Profit before and after tax of Rs.753 crores and Rs.703 crores, respectively, for the corresponding quarter last year. Profit before tax for the quarter ended June 30, 2014, includes dividends from subsidiary companies of Rs1,549 crores (Rs1,537 crores for the corresponding quarter last year).

Jaguar Land Rover Automotive plc Financial Results for the Quarter ended June 30, 2014 - (figures as per IFRS)

Jaguar Land Rover wholesale and retail volumes for the quarter grew by 27.1% and 22.0%, over the corresponding quarter last year and stood at 115,156 units and 115,596 units, respectively. This reflects solid global demand for the new and refreshed Jaguar and Land Rover line up, particularly for the Range Rover, Range Rover Sport, Range Rover Evoque and the Jaguar F-Type.

The strong sales volumes resulted in revenues of GBP 5,353 million for the quarter. Profit before tax increased to GBP 924 million for the quarter, reflecting the growth in volumes and revenue with strong product and geographic mix.

Tata Daewoo - (figures as per Korean GAAP)

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 222 billion and recorded a Net profit/(Loss) of KRW 4 billion for the quarter ended June 30, 2014, as compared to KRW 240 billion and KRW 8 billion, respectively, in the corresponding period last year.

Tata Motors Finance

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, registered net revenue from operations of Rs.675 crores and reported a Loss after tax of Rs.99 crores for the quarter ended June 30, 2014, as compared to revenue of Rs.781 crores and Profit after tax of Rs.80 crores, respectively, in the corresponding period last year. The results for the quarter have been impacted due to tightness in the financial market, stress in the business environment and the consequent higher provision on account of Non-Performing Assets.

News Release – 2	August 11, 2014

Auditors Report (Consolidated)

INDEPENDENT AUDITORS’ REVIEW REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying Statement of Consolidated Unaudited Financial Results of TATA MOTORS LIMITED (“the Company”), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute “the Group”) and its share of the profit of its associates for the Quarter ended June 30, 2014 (“the Statement”), being submitted by the Company pursuant to Clause 41 of the Listing Agreements with the Stock Exchanges, except for the disclosures in Part II - Select Information referred to in paragraph 7 below. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3.	We did not review the interim financial statements / information of five subsidiaries included in the consolidated financial results, whose interim financial statements / information reflect total revenues of Rs.55,751.45 crores for the Quarter ended June 30, 2014, and total profit after tax (net) of Rs.6,774.92 crores for the Quarter ended June 30, 2014, as considered in the consolidated financial results. The consolidated financial results also includes the Group’s share of profit after tax of Rs.2.03 crores for the Quarter ended June 30, 2014, as considered in the consolidated financial results, in respect of one associate, whose interim financial statements / information have not been reviewed by us. These interim financial statements / information have been reviewed by other auditors whose reports have been furnished to us by the Management and our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, jointly controlled entities and associates, is based solely on the reports of the other auditors.

4.	Attention is invited to Note 5 in the Statement. As stated in the note, the changes in the actuarial valuation (net) amounting to Rs.915.50 crores (debit) (net of tax of Rs.228.79 crores) for the quarter ended June 30, 2014 have been accounted in “Reserves and Surplus” in respect of a group of subsidiary companies.

Our report is not qualified in respect of this matter.

5.	The consolidated financial results includes the interim financial statements / information of thirteen subsidiaries and two jointly controlled entities which have not been reviewed / audited by their auditors, whose interim financial statements / information reflect total revenue of Rs.845.24 crores for the Quarter ended June 30, 2014, and total loss after tax (net) of Rs.98.21 crores for the Quarter ended June 30, 2014, as considered in the consolidated financial results. The consolidated financial results also includes the Group’s share of profit after tax of Rs.0.91 crores for the Quarter ended June 30, 2014, as considered in the consolidated financial results, in respect of one associate, based on their interim financial statements / information which have not been reviewed / audited by their auditors.

Our report is not qualified in respect of this matter.

6.	Based on our review conducted as stated above and based on the consideration of the reports of the other auditors referred to in paragraph 3 above and the possible effects of the matter described in paragraph 5 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards specified under the Companies Act, 1956 (which are deemed to be applicable as per Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014) and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the Stock Exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

7.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged / encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements with the Stock Exchanges and the particulars relating to investor complaints disclosed in Part II - Select Information for the Quarter ended June 30, 2014 of the Statement, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W- 100018)

B. P. SHROFF

Partner

(Membership No. 34382)

MUMBAI, August 11, 2014

News Release – 3	August 11, 2014

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN - L28920MH1945PLC004520

PART I							(Rs. in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2014

				Quarter ended			Year ended
				June 30,	March 31,	June 30,	March 31,
Particulars				2014	2014	2013	2014
				Unaudited	Unaudited	Unaudited	Audited
1		Income from operations
	(a)	Sales / Income from operations		64,856.98	65,616.20	47,827.97	234,469.87
		Less : Excise duty		706.24	900.39	1,066.06	3,792.77
		Net Sales / Income from operations		64,150.74	64,715.81	46,761.91	230,677.10
	(b)	Other operating income		532.09	601.33	34.56	2,156.56
		Total income from operations (net)		64,682.83	65,317.14	46,796.47	232,833.66
2		Expenses
	(a)	Cost of materials consumed		36,681.47	37,895.96	29,440.78	135,550.04
	(b)	Purchase of products for sale		2,896.47	3,128.09	2,345.95	10,876.95
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		158.24	(740.29)	(2,942.98)	(2,840.58)
	(d)	Employee benefits expense		5,822.53	6,027.31	4,472.80	21,556.42
	(e)	Depreciation and amortisation		2,979.57	3,125.48	2,355.45	11,078.16
	(f)	Product development / Engineering expenses		598.03	776.58	534.14	2,565.21
	(g)	Other expenses		10,989.85	11,891.58	9,523.55	43,825.77
	(h)	Amount capitalised		(3,606.14)	(3,661.87)	(2,811.29)	(13,537.85)
		Total expenses		56,520.02	58,442.84	42,918.40	209,074.12
3		Profit from operations before other income, finance costs and exceptional items (1 - 2)		8,162.81	6,874.30	3,878.07	23,759.54
4		Other income		213.20	254.84	183.03	828.59
5		Profit from ordinary activities before finance costs and exceptional items (3 + 4)		8,376.01	7,129.14	4,061.10	24,588.13
6		Finance costs		941.58	1,667.55	948.88	4,733.78
7		Profit from ordinary activities after finance costs but before exceptional items (5 - 6)		7,434.43	5,461.59	3,112.22	19,854.35
8		Exceptional items
	(a)	Exchange loss / (gain) (net) including on revaluation of foreign currency borrowings, deposits and loans		(94.02)	355.06	178.64	707.72
	(b)	Provision for costs associated with closure of operations and impairment of intangibles		—	—	—	224.16
	(c)	Employee separation cost		—	53.50	—	53.50
9		Profit from ordinary activities before tax (7 - 8)		7,528.45	5,053.03	2,933.58	18,868.97
10		Tax expense		2,115.05	1,096.93	1,165.54	4,764.79
11		Net profit from ordinary activities after tax (9 - 10)		5,413.40	3,956.10	1,768.04	14,104.18
12		Extraordinary items (net of tax expenses Rs.Nil)		—	—	—	—
13		Net profit for the period (11 + 12)		5,413.40	3,956.10	1,768.04	14,104.18
14		Share of profit / (loss) of associates (net)		4.81	(17.30)	(22.16)	(53.71)
15		Minority interest		(20.00)	(20.51)	(19.81)	(59.45)
16		Net profit after taxes, minority interest and share of profit / (loss) of associates (13 + 14 + 15)		5,398.21	3,918.29	1,726.07	13,991.02
17		Paid-up equity share capital (face value of Rs.2 each)		643.78	643.78	643.78	643.78
18		Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year					64,936.80
19		Earnings per share (EPS)
	A.	Ordinary shares (of Rs.2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	16.76	12.16	5.38	43.51
	(b)	Diluted EPS before and after extraordinary items	Rs.	16.75	12.16	5.38	43.50
	B.	‘A’ Ordinary shares (of Rs.2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	16.86	12.26	5.48	43.61
	(b)	Diluted EPS before and after extraordinary items	Rs.	16.85	12.26	5.48	43.60
				(Not annualised)	(Not annualised)	(Not annualised)

PART II

SELECT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2014

				Quarter ended			Year ended
				June 30,	March 31,	June 30,	March 31,
Particulars				2014	2014	2013	2014
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.		Ordinary shares
		-	Number of shares	121,54,82,372	121,54,82,372	126,99,28,532	121,54,82,372
		-	Percentage of shareholding (refer note 8)	44.42%	44.42%	46.42%	44.42%
	B.		‘A’ Ordinary shares
		-	Number of shares	47,87,38,358	47,84,88,358	47,84,81,033	47,84,88,358
		-	Percentage of shareholding	99.33%	99.28%	99.28%	99.28%
2	Promoters and promoter group shareholding
	A.		Ordinary shares
	(a)		Pledged / Encumbered
		-	Number of shares	7,64,00,000	5,84,00,000	5,60,00,000	5,84,00,000
		-	Percentage of shares
			(as a % of the total shareholding of promoter and promoter group)	8.13%	6.22%	5.96%	6.22%
		-	Percentage of shares
			(as a % of the total share capital of the Company)	2.79%	2.13%	2.05%	2.13%
	(b)		Non-encumbered
		-	Number of shares	86,31,56,205	88,11,56,205	88,40,56,205	88,11,56,205
		-	Percentage of shares
			(as a % of the total shareholding of promoter and promoter group)	91.87%	93.78%	94.04%	93.78%
		-	Percentage of shares
			(as a % of the total share capital of the Company)	31.54%	32.20%	32.29%	32.20%
	B.		‘A’ Ordinary shares
	(a)		Pledged / Encumbered
		-	Number of shares	—	—	—	—
		-	Percentage of shares
			(as a % of the total shareholding of promoter and promoter group)	—	—	—	—
		-	Percentage of shares
			(as a % of the total share capital of the Company)	—	—	—	—
	(b)		Non-encumbered
		-	Number of shares	32,28,587	34,78,587	34,78,587	34,78,587
		-	Percentage of shares
			(as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%
		-	Percentage of shares
			(as a % of the total share capital of the Company)	0.67%	0.72%	0.72%	0.72%

Particulars				Quarter ended June 30, 2014
B	INVESTOR COMPLAINTS
			Pending at the beginning of the quarter	2
			Received during the quarter	10
			Disposed off during the quarter	6
			Remaining unresolved at the end of the quarter	6

Notes:-

1)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on August 11, 2014.

2)	Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.

3)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel the land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The State Government filed an appeal in the Supreme Court of India, which is pending disposal. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.

4)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per Accounting Standard (AS)-21.

5)	During the quarter ended June 30, 2014, an amount of Rs.915.50 crores (net of tax) [Rs.780.35 crores (net of tax) for the quarter ended June 30, 2013] has been debited, to “Reserves and Surplus”, representing changes in actuarial valuation of pension plans of a subsidiary company in the UK, in accordance with IFRS principles and as permitted by AS 21 in the consolidated financial statements.

6)	In terms of the proviso to clause 3 (i) of Part A of Schedule II to the Companies Act, 2013 (the Act), the Company and its domestic group companies have decided to retain the useful life hitherto adopted for various categories of fixed assets, which are in certain cases, different from those prescribed in Schedule II to the Act. Based on the policy followed by the Company of continuous and periodic assessment, the estimated useful life and residual value adopted so far is appropriate.

7)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’. Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

(Rs. in crores)

		Quarter ended			Year ended
Particulars		June 30,	March 31,	June 30,	March 31,
		2014	2014	2013	2014
		Unaudited	Unaudited	Unaudited	Audited
A.	Segment revenues :
	Total income from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	9,898.38	9,666.16	11,163.90	41,299.44
	- Jaguar and Land Rover	54,425.97	55,326.01	35,364.97	190,378.50
	Less: Intra segment eliminations	(20.02)	(35.84)	(14.88)	(76.14)

	-Total	64,304.33	64,956.33	46,513.99	231,601.80
II.	Others	623.52	697.99	574.43	2,518.99

	Total segment revenue	64,927.85	65,654.32	47,088.42	234,120.79
	Less: Inter segment revenue	(245.02)	(337.18)	(291.95)	(1,287.13)

	Net income from operations	64,682.83	65,317.14	46,796.47	232,833.66

B.	Segment results before other income, finance costs, exceptional items and tax :
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	(598.87)	(611.65)	201.73	(966.93)
	- Jaguar and Land Rover	8,714.92	7,405.33	3,644.48	24,561.20
	Less: Intra segment eliminations	—	—	—	—

	-Total	8,116.05	6,793.68	3,846.21	23,594.27
II.	Others	80.09	108.11	52.39	282.66

	Total segment results	8,196.14	6,901.79	3,898.60	23,876.93
	Less: Inter segment eliminations	(33.33)	(27.49)	(20.53)	(117.39)

	Net segment results	8,162.81	6,874.30	3,878.07	23,759.54
	Add / (Less) : Other income	213.20	254.84	183.03	828.59
	Add / (Less) : Finance costs	(941.58)	(1,667.55)	(948.88)	(4,733.78)
	Add / (Less) : Exceptional items	94.02	(408.56)	(178.64)	(985.38)

	Total profit before tax	7,528.45	5,053.03	2,933.58	18,868.97

C.	Capital employed (segment assets less segment liabilities) :	As at June 30,		As at June 30,	As at March 31,
		2014		2013	2014
		Unaudited		Unaudited	Audited
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	43,228.26		44,816.94	41,694.04
	- Jaguar and Land Rover	59,829.94		42,206.34	54,522.90
	Less: Intra segment eliminations	—		—	—

	-Total	103,058.20		87,023.28	96,216.94
II.	Others	1,264.27		1,206.26	1,312.05

	Total capital employed	104,322.47		88,229.54	97,528.99
	Less: Inter segment eliminations	(692.47)		(544.38)	(642.56)

	Net segment capital employed	103,630.00		87,685.16	96,886.43
	Add / (Less) : Unallocable assets / (liabilities) (net)	(31,448.95)		(44,570.76)	(31,282.98)

	Capital employed	72,181.05		43,114.40	65,603.45

8)	Public shareholding of Ordinary shares as on June 30, 2014 excludes 21.25% (19.24% as on June 30, 2013 and 21.25% as on March 31, 2014) of Citibank N.A. as Custodian for Depository shares.

9)	Figures for the quarter ended March 31, 2014, represent the difference between the audited figures in respect of the full financial year and the unaudited figures of nine months ended December 31, 2013.

10)	The Statutory Auditors have carried out limited review of the above results stated in Part I and notes thereto for the quarter ended June 30, 2014.

Tata Motors Limited

Cyrus P Mistry

Chairman

Mumbai, August 11, 2014

News Release – 4	August 11, 2014

Auditors Report (Stand Alone)

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Standalone Financial Results of TATA MOTORS LIMITED (“the Company”) for the quarter ended June 30, 2014 (“the Statement”), being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreements with the Stock Exchanges, except for the disclosures in Part II - Select Information referred to in paragraph 4 below. This Statement has been prepared on the basis of the related interim financial statements, which is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to express an opinion on the Statement, based on our audit of the related interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting specified under the Companies Act, 1956 (which is deemed to be applicable as per Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014) and other accounting principles generally accepted in India.

2.	We conducted our audit of the Statement in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Statement. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Clause 41 of the Listing Agreements with the Stock Exchanges; and

(ii)	gives a true and fair view in conformity with the accounting principles generally accepted in India of the net profit and other financial information of the Company for the quarter ended June 30, 2014.

4.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged / encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding, in terms of Clause 35 of the Listing Agreements with the Stock Exchanges and the particulars relating to the investor complaints disclosed in Part II - Select Information for the quarter ended June 30, 2014 of the Statement, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

B. P. SHROFF

Partner

(Membership No.34382)

MUMBAI, August 11, 2014

News Release – 5	August 11, 2014

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN - L28920MH1945PLC004520

PART I

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2014

				Quarter ended			Year ended March 31, 2014
Particulars				June 30, 2014	March 31, 2014	June 30, 2013

(A)
1	Vehicle sales:(in Nos.) (includes traded vehicles)
	Commercial vehicles			75,039	83,000	1,06,960	3,77,909
	Passenger cars and Utility vehicles			25,346	35,651	35,955	1,41,846
	Exports			10,227	13,657	11,437	49,922

				1,10,612	1,32,308	1,54,352	5,69,677

2	Vehicle production:(in Nos.)
	Commercial vehicles			89,047	89,309	1,23,832	4,21,040
	Passenger cars and Utility vehicles			19,249	25,807	23,156	92,402

				1,08,296	1,15,116	1,46,988	5,13,442

				(Rs. in crores)
				Audited	Audited	Audited	Audited
(B)
1	Income from operations
	(a)	Sales / Income from operations		8,256.46	9,248.11	10,013.05	37,376.86
		Less: Excise duty		643.57	809.25	977.44	3,469.89
		Net sales / Income from operations		7,612.89	8,438.86	9,035.61	33,906.97
	(b)	Other operating income		91.87	106.63	68.89	381.14
	Total Income from operations (net)			7,704.76	8,545.49	9,104.50	34,288.11
2	Expenses
	(a)	Cost of materials consumed		5,105.01	5,018.20	5,844.43	20,492.87
	(b)	Purchase of products for sale		1,138.25	1,402.30	1,192.15	5,049.82
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(541.80)	337.11	(426.13)	371.72
	(d)	Employee benefits expense		739.55	713.01	747.49	2,877.69
	(e)	Depreciation and amortisation		540.82	539.29	499.78	2,070.30
	(f)	Product development / Engineering expenses		79.60	109.93	101.32	428.74
	(g)	Other expenses		1,734.50	1,837.32	1,789.32	6,987.53
	(h)	Amount capitalised		(252.21)	(233.80)	(249.27)	(1,009.11)
		Total expenses		8,543.72	9,723.36	9,499.09	37,269.56
3	Proft / (Loss) from operations before other income, finance costs and exceptional items (1 - 2)			(838.96)	(1,177.87)	(394.59)	(2,981.45)
4	Other income
	(a)	Profit on sale of investment in subsidiary companies		—	18.22	—	1,966.12
	(b)	Others (refer note 3)		1,597.19	130.02	1,620.55	1,866.91
5	Profit / (Loss) from ordinary activities before finance costs and exceptional items (3 + 4)			758.23	(1,029.63)	1,225.96	851.58
6	Finance costs			339.80	322.56	318.51	1,337.52
7	Profit / (Loss) from ordinary activities after finance costs but before exceptional items (5 - 6)			418.43	(1,352.19)	907.45	(485.94)
8	Exceptional items
	(a)	Exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans		24.78	26.97	154.19	273.06
	(b)	Provision for loan given and costs associated with closure of operations of a subsidiary		—	—	—	202.00
	(c)	Diminution in the value of investments in a subsidiary		—	(9.51)	—	17.52
	(d)	Employee separation cost		—	47.28	—	47.28
9	Profit / (Loss) from ordinary activities before tax (7 - 8)			393.65	(1,416.93)	753.26	(1,025.80)
10	Tax (credit) / expense (net)			—	(600.32)	50.00	(1,360.32)
11	Net Profit / (Net Loss) from ordinary activities after tax (9 - 10)			393.65	(816.61)	703.26	334.52
12	Extraordinary items (net of tax expenses Rs.Nil)			—	—	—	—
13	Net Profit / (Net Loss) for the period (11 + 12)			393.65	(816.61)	703.26	334.52
14	Paid-up equity share capital (face value of Rs.2 each)			643.78	643.78	643.78	643.78
15	Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year			—	—	—	18,510.00
16	Earnings per share (EPS)
	A.	Ordinary shares (of Rs.2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	1.21	(2.54)	2.18	1.03
	(b)	Diluted EPS before and after extraordinary items	Rs.	1.21	(2.54)	2.18	1.03
	B.	‘A’ Ordinary shares (of Rs.2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	1.31	(2.54)	2.28	1.13
	(b)	Diluted EPS before and after extraordinary items	Rs.	1.31	(2.54)	2.28	1.13
				(Not annualised)	(Not annualised)	(Not annualised)
17	Debt service coverage ratio (no. of times)						(0.11)
18	Interest service coverage ratio (no. of times)						(0.76)

PART II

SELECT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2014

				Quarter ended			Year ended
				June 30,	March 31,	June 30,	March 31,
Particulars				2014	2014	2013	2014
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.		Ordinary shares
		-	Number of shares	121,54,82,372	121,54,82,372	126,99,28,532	121,54,82,372
		-	Percentage of shareholding (refer note 8)	44.42%	44.42%	46.42%	44.42%
	B.		‘A’ Ordinary shares
		-	Number of shares	47,87,38,358	47,84,88,358	47,84,81,033	47,84,88,358
		-	Percentage of shareholding	99.33%	99.28%	99.28%	99.28%
2	Promoters and promoter group shareholding
	A.		Ordinary shares
	(a)		Pledged / Encumbered
		-	Number of shares	7,64,00,000	5,84,00,000	5,60,00,000	5,84,00,000
		-	Percentage of shares
			(as a % of the total shareholding of promoter and promoter group)	8.13%	6.22%	5.96%	6.22%
		-	Percentage of shares
			(as a % of the total share capital of the Company)	2.79%	2.13%	2.05%	2.13%
	(b)		Non-encumbered
		-	Number of shares	86,31,56,205	88,11,56,205	88,40,56,205	88,11,56,205
		-	Percentage of shares
			(as a % of the total shareholding of promoter and promoter group)	91.87%	93.78%	94.04%	93.78%
		-	Percentage of shares
			(as a % of the total share capital of the Company)	31.54%	32.20%	32.29%	32.20%
	B.		‘A’ Ordinary shares
	(a)		Pledged / Encumbered
		-	Number of shares	—	—	—	—
		-	Percentage of shares
			(as a % of the total shareholding of promoter and promoter group)	—	—	—	—
		-	Percentage of shares
			(as a % of the total share capital of the Company)	—	—	—	—
	(b)		Non-encumbered
		-	Number of shares	32,28,587	34,78,587	34,78,587	34,78,587
		-	Percentage of shares
			(as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%
		-	Percentage of shares
			(as a % of the total share capital of the Company)	0.67%	0.72%	0.72%	0.72%

Particulars				Quarter ended June 30, 2014
B	INVESTOR COMPLAINTS
			Pending at the beginning of the quarter	2
			Received during the quarter	10
			Disposed off during the quarter	6
			Remaining unresolved at the end of the quarter	6

Notes:-

1)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on August 11, 2014.

2)	Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.

3)	Other income for the quarter ended June 30, 2014, includes dividends from subsidiary companies of Rs.1,548.65 crores (Rs.1,537.12 crores for the quarter ended June 30, 2013).

4)	In terms of the proviso to clause 3(i) of Part A of Schedule II to the Companies Act, 2013 (the Act), the Company has decided to retain the useful life hitherto adopted for various categories of fixed assets, which are in certain cases, different from those prescribed in Schedule II to the Act. Based on the policy followed by the Company of continuous and periodic assessment, the estimated useful life and residual value adopted so far is appropriate.

5)	During the quarter ended June 30, 2014, TML Holdings Pte Ltd. Singapore (TMLH), a wholly owned subsidiary of the Company, bought back 3,50,00,000 Equity Shares of USD 1 each at premium of USD 6.99 each. The consideration of Rs.1,658.24 crores has been credited to investments.

6)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel the land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The State Government filed an appeal in the Supreme Court of India, which is pending disposal. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.

7)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.

8)	Public shareholding of Ordinary shares as on June 30, 2014 excludes 21.25% (19.24% as on June 30, 2013, 21.25% as on March 31, 2014) of Citibank N.A. as Custodian for Depository shares.

9)	Figures for the quarter ended March 31, 2014 represent the difference between the audited figures in respect of the full financial year and the audited figures for the nine-months ended December 31, 2013.

10)	The Statutory Auditors have carried out an audit of the above results stated in Part I (B) .

Tata Motors Limited

Cyrus P Mistry
Mumbai, August 11, 2014	Chairman

For further press queries please contact Ms Minari Shah at +91 22 6665 7289 or email at: minari@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.